UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 17, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organisation)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

    Yes  ☐    No  ☒

Announcement of ASLAN Pharmaceuticals’ primary listing moving to the Nasdaq Global Market and delisting from Taipei Exchange

On July 17, 2020, ASLAN Pharmaceuticals Limited (the “Company”) issued a press release announcing further progress towards its primary listing moving to the Nasdaq Global Market (“Nasdaq”) and the receipt of a Notice of Delisting from the Taipei Exchange (“TPEx”), an expected step in the process. The Company confirmed that it will retain its listing of American Depositary Shares (“ADSs”) on Nasdaq and existing holders of ADSs do not need to take any action as a result of this announcement.  Holders of the company’s ordinary shares can apply before September 25, 2020 to convert their shares into ADS and it is anticipated that the conversion will be completed before the end of October. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits
Exhibit Number	Exhibit Description

99.1	Press release dated July 17, 2020 regarding the move of its primary listing to Nasdaq and delisting from Taipei Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED
(Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: July 17, 2020